Exhibit 99.1

Steakholder Foods® Launches New Demonstration Center to Showcase 3D Printing Food Production

Demo Center Showcases the Printing Production Line with Live
Demonstrations, Highlighting Advanced Methodologies in Plant-Based Food
Manufacturing

Rehovot, Israel, Sept. 17, 2024 (GLOBE NEWSWIRE) -- Steakholder Foods Ltd. (Nasdaq: STKH), a leading innovator in alternative proteins and 3D printing technologies, is excited to announce the opening of its first full-scale Demonstration Center. The state-of-the-art facility features live demonstrations of the company’s innovative 3D printers—the MX200 and HD144—showcasing real-time production of plant-based meat and seafood alternatives, and promoting customer engagement.

Steakholder Foods’ full-scale Demonstration Center featuring the company’s innovative 3D printer. Image by: Itamar Ginsburg.

The demo center is built to the standards of a food production facility, providing clients and partners with a unique opportunity to experience the entire production process firsthand. From the preparation of materials through production and packaging, visitors can see every step and even participate in tasting sessions to appreciate the quality and versatility of Steakholder Foods’ products. This initiative aims to enhance client engagement and showcase the company’s full capabilities in creating customized, high-quality plant-based foods using advanced 3D printing technologies.

Arik Kaufman, CEO of Steakholder Foods, said: “We believe that our Demo Center will be a cornerstone of interaction with potential clients and partners. It’s not just about seeing the technology in action—it’s about experiencing the future of food production in real time. This center will play a critical role in promoting our capabilities and building stronger relationships within the industry.”

Steakholder Foods Ltd. 5 Fikes St., Rehovot 8680500 Israel	contact@steakholderfoods.com +972-73-332-2853

The center features two of Steakholder Foods’ leading products:

●	MX200 Printer: Utilizes Fused Paste Layering (FPL™) technology to replicate the intricate textures of traditional meat by combining plant-based proteins and fats. It offers unmatched customization for various meat alternatives.

●	HD144 Printer: Employs Drop Location in Space (DLS™) technology, allowing precise placement of plant-based ingredients to create authentic seafood textures, from tender fish to flaky fillets.

Customers can observe these printers in action, engage in tasting sessions, and explore how Steakholder Foods’ solutions can be tailored to meet their specific needs. The company believes this hands-on approach will significantly enhance understanding and interest in its innovative food technologies.

The Demo Center has already hosted its first international visitors, and will also conduct virtual tours.

About Steakholder Foods

Steakholder Foods is at the forefront of transforming the alternative protein industries through its advanced technology. Founded in 2019, Steakholder Foods specializes in developing and selling 3D-printing production machines, supported by proprietary premix blends, formulated from the highest-quality raw ingredients. These innovative tools are designed to help manufacturers of all sizes efficiently produce foods that meet and exceed consumer expectations for taste, texture, and appearance and offer a safe and sustainable alternative to industrialized meat and seafood production.

Steakholder Foods’ expertise in creating alternative proteins products that replicate the complex textures of traditional meats such as beef steaks, white fish, shrimp, and eel. The company is also exploring the integration of cultivated cells, preparing for future advancements in food technology.

For more information, please visit: https://steakholderfoods.com

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of the technologies which it is developing, which may require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with printing technologies, including three-dimensional food printing, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission on April 30, 2024. New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

Press Contact:	Investor Contacts:

Maissa Dauriac Rainier Communications mdauriac@rainierco.com Tel: +1-818-642-5257	Steakholder Foods Investors@steakholderfoods.com

Steakholder Foods Ltd. 5 Fikes St., Rehovot 8680500 Israel	contact@steakholderfoods.com +972-73-332-2853